Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Enters into Automatic Securities Purchase Plan

Toronto, March 29, 2018 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has entered into an automatic securities purchase plan (“ASPP”) with its broker, BMO Nesbitt Burns Inc., in order to facilitate repurchases of BMO common shares (“Common Shares”) under its previously announced normal course issuer bid (“NCIB”).

The Bank previously announced that it had received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to repurchase for cancellation up to 22 million common shares under its NCIB, which commenced on May 1, 2017 and expires on April 30, 2018. Under the NCIB, the Bank may repurchase shares through the facilities of the TSX and alternative Canadian trading systems or by such other means as may be permitted by a securities regulatory authority, including private agreements or share repurchase programs under exemption orders issued by securities regulatory authorities. All repurchased shares will be cancelled. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion based on factors such as market conditions.

Under the Bank’s ASPP, the Bank’s broker may purchase Common Shares at times when the Bank ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by the Bank’s broker based upon parameters set by the Bank prior to the commencement of any such blackout period and in accordance with the terms of the automatic purchase plan. The ASPP has been approved by the TSX.

For Media Relations Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOmedia